SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 62)*

                               NL INDUSTRIES, INC.
                                (Name of Issuer)

                         Common Stock, $0.125 par value
                         (Title of Class of Securities)

                                   629156 40 7
                                 (CUSIP Number)

                                STEVEN L. WATSON
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                            DALLAS, TEXAS 75240-2694
                                 (972) 233-1700
                  (Name, Address and Telephone Number of Person

                Authorized to Receive Notices and Communications)

                                 August 1, 2000
                      (Date of Event which requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Tremont Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    10,215,541
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     10,215,541

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,215,541

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      20.4%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      WC and BK

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Valhi Group, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      National City Lines, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      NOA, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Holding Company

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Contran Corporation

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      EP

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas

                               7      SOLE VOTING POWER

                                                            -0-

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,350,931
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                             -0-

                               10     SHARED DISPOSITIVE POWER

                                                     40,350,931

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      40,350,931

    12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (SEE INSTRUCTIONS)  [  ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      80.5%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      CO

CUSIP No.  629156 40 7

     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

                      Harold C. Simmons

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP(SEE INSTRUCTIONS)

             (a)  [   ]

             (b)  [   ]

     3       SEC USE ONLY



     4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

                      Not applicable

     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]


     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA

                               7      SOLE VOTING POWER

                                                          8,000

        NUMBER OF

          SHARES               8      SHARED VOTING POWER
       BENEFICIALLY

         OWNED BY                                    40,420,406
           EACH

        REPORTING              9      SOLE DISPOSITIVE POWER
          PERSON

           WITH                                           8,000

                               10     SHARED DISPOSITIVE POWER

                                                     40,420,406

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      8,000

    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ X ]

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.0%

    14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                      IN

                                AMENDMENT NO. 62

                                 TO SCHEDULE 13D

         This amended statement on Schedule 13D (this "Statement") relates to the common stock, $0.125 par value per share (the "Shares"), of NL Industries, Inc., a New Jersey corporation (the "Company"). Items 2, 4 and 5 of this Statement are hereby amended as set forth below. The Reporting Persons (as defined below) are filing this Statement as a result of the Company's purchases of Shares, which purchases have increased the percentage of outstanding Shares the Reporting Persons own.

Item 2.  Identity and Background.

         Items 2(a), (d), (e) and (f) are amended and restated as follows:

         (a) This Statement is filed (i) by Tremont Corporation ("Tremont") and Valhi, Inc. ("Valhi") as the direct holders of Shares, (ii) by virtue of the direct and indirect ownership of securities of Tremont and Valhi (as described below in this Statement), by Valhi Group, Inc. ("VGI"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Southwest Louisiana Land Company, Inc. ("Southwest"), Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "CMRT") and the Harold Simmons Foundation, Inc. (the "Foundation") and (iii) by virtue of his positions with Contran and certain of the other entities (as described in this Statement), by Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

         Valhi and Tremont are the direct holders of approximately 60.1% and 20.4%, respectively, of the 50,113,940 Shares outstanding as of August 1, 2000 according to information received from the Company (the "Outstanding Shares"). Together, Valhi and Tremont may be deemed to control the Company. Valhi, the Company, Tremont Holdings, LLC ("TRE Holdings"), the Foundation and the CMRT are the direct holders of approximately 60.0%, 8.4%, 7.8%, 3.1% and 0.1%, respectively, of the outstanding shares of common stock of Tremont. NL is the sole member of TRE Holdings and may be deemed to control TRE Holdings. Together, Valhi, NL and TRE Holdings may be deemed to control Tremont. VGI, National, Contran, the Foundation, the Contran Deferred Compensation Trust No. 2 (the "CDCT No. 2") and the CMRT are the direct holders of 81.7%, 9.5%, 1.6%, 0.5%, 0.4% and 0.1%, respectively, of the common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. National, NOA and Dixie Holding are the direct holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the direct holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the direct holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the direct holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of 100% of the outstanding common stock of Dixie Rice and may be deemed to control Dixie Rice. Contran is also the holder of approximately 88.9% of the outstanding common stock of Southwest and may be deemed to control Southwest.

         Substantially all of Contran's outstanding voting stock is held either by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the "Trusts"), of which Mr. Simmons is the sole trustee, or by Mr. Simmons directly. As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts. Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

         The CMRT directly holds approximately 0.1% of each of the outstanding shares of Tremont and Valhi common stock. Valhi established the CMRT to permit the collective investment by master trusts that maintain the assets of certain employee benefit plans Valhi and related companies adopt. Mr. Simmons is the sole trustee of the CMRT and a member of the trust investment committee for the CMRT. Mr. Simmons is a participant in one or more of the employee benefit plans that invest through the CMRT.

         The Foundation  directly holds  approximately  3.1% of the  outstanding
Tremont common stock and 0.5% of the outstanding Valhi common stock. The Foundation is a tax-exempt foundation organized for charitable purposes. Harold
C. Simmons is the chairman of the board and chief executive officer of the Foundation and may be deemed to control the Foundation.

         The CDCT No. 2 directly holds approximately 0.4% of the outstanding Valhi common stock. U.S. Bank National Association serves as the trustee of the CDCT No. 2. Contran established the CDCT No. 2 as an irrevocable "rabbi trust" to assist Contran in meeting certain deferred compensation obligations that it owed to Harold C. Simmons. If the CDCT No. 2 assets are insufficient to satisfy such obligations, Contran is obligated to satisfy the balance of such obligations as they come due. Pursuant to the terms of the CDCT No. 2, Contran
(i) retains the power to vote the shares of Valhi common stock held directly by the CDCT No. 2, (ii) retains dispositive power over such shares and (iii) may be deemed the indirect beneficial owner of such shares.

         Valmont Insurance Company ("Valmont") and a subsidiary of the Company directly own 1,000,000 shares and 1,186,200 shares, respectively, of Valhi common stock. Pursuant to Delaware law, Valhi treats the shares of Valhi common stock that Valmont and the subsidiary of the Company own directly as treasury stock for voting purposes and for the purposes of this Statement are not deemed outstanding.

         Mr. Harold C. Simmons is chairman of the board and chief executive officer of Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest and Contran. Mr. Simmons is also chairman of the board of the Company and a director of Tremont.

         By virtue of the holding of the offices, the stock ownership and his service as trustee, all as described above, (a) Mr. Simmons may be deemed to control the entities described above and (b) Mr. Simmons and certain of such entities may be deemed to possess indirect beneficial ownership of Shares that Valhi and Tremont hold directly. However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned, directly or indirectly, by any of such entities.

         Harold C. Simmons' spouse is the direct owner of 69,475 Shares, 3,747 shares of Tremont common stock and 77,000 shares of Valhi common stock. Mr. Simmons may be deemed to share indirect beneficial ownership of such shares. Mr. Simmons disclaims all such beneficial ownership.

         Certain information concerning the directors and executive officers of the Reporting Persons, including offices held by Mr. Simmons is set forth on Schedule B attached hereto and incorporated herein by reference.

         (d) None of the Reporting Persons or, to the best knowledge of such persons, any of the persons named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) None of the Reporting Persons or, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Contran, Dixie Holding, National, Valhi and Tremont are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation and the Foundation is a Texas non-profit corporation. Dixie Rice and Southwest are Louisiana corporations. The CMRT is governed by the laws of the state of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all the persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.

Item 4.  Purpose of Transaction.

         No change to Item 4 except for the following:

         Certain of the persons named in Schedule B to this Statement, namely Harold C. Simmons, Glenn R. Simmons, J. Landis Martin and Susan E. Alderton are directors or officers of the Company and may acquire Shares from time to time pursuant to benefit plans that the Company sponsors or other compensation arrangements with the Company.

         Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         Item 5 is amended as follows:

         (a) Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons are the direct beneficial owners of 30,135,390, 10,215,541, 69,475 and 2,000 Shares, respectively. In addition, Harold C. Simmons holds stock options exercisable for 6,000 Shares, some of which stock options will not vest within 60 days of the filing of this Statement.

         By  virtue  of  the  relationships  described  under  Item  2  of  this
Statement:

                  (1) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to be the beneficial owner of the 40,350,931 Shares (approximately 80.5% of the Outstanding Shares) directly held by Valhi and Tremont; and

                  (2) Harold C. Simmons may be deemed to be the beneficial owner of the 40,428,406 Shares (approximately 80.7% of the Outstanding Shares) directly held by Valhi, Tremont, Mr. Simmons' spouse and himself and including the 6,000 Shares that Mr. Simmons can acquire by exercise of stock options (some of which stock options will not vest within 60 days of the filing of this Statement).

         Mr. Simmons disclaims beneficial ownership of all Shares, except the 2,000 Shares that he holds directly and the 6,000 Shares that Mr. Simmons can acquire by exercise of stock options.

         (b)      By virtue of the relationships described in Item 2:

                  (1) Tremont may be deemed to share the power to vote and direct the disposition of the 10,215,541 Shares that Tremont directly holds;

                  (2) Valhi, VGI, National, NOA, Dixie Holding, Dixie Rice, Southwest, Contran, the CMRT and the Foundation may each be deemed to share the power to vote and direct the disposition of the 40,350,931 Shares that Valhi and Tremont directly hold;

                  (3) Harold C. Simmmons may be deemed to share the power to vote and direct the disposition of the 40,420,406 Shares that Valhi, Tremont and Mr. Simmons' spouse directly hold; and

                  (4) Harold C. Simmmons may be deemed to have the sole power to vote and direct the disposition of the 2,000 Shares that he holds directly and the 6,000 shares that he can acquire pursuant to the exercise of stock options (some of which stock options will not vest within 60 days of the filing of this Statement).

         (d) Each of Valhi, Tremont, Harold C. Simmons' spouse and Harold C. Simmons has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares that such entity or person directly holds.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 11, 2000




                                                          /s/ Harold C. Simmons
                                                          ----------------------
                                                          Harold C. Simmons
                                                          Signing     in     the
                                                          capacities  listed  on
                                                          Schedule  "A" attached
                                                          hereto             and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 11, 2000




                                                          /s/ J. Landis Martin
                                                          ----------------------
                                                          J. Landis Martin
                                                          Signing     in     the
                                                          capacity   listed   on
                                                          Schedule  "A" attached
                                                          hereto             and
                                                          incorporated herein by
                                                          reference.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  August 11, 2000





                                                          /s/ Steven L. Watson
                                                          ----------------------
                                                          Steven L. Watson
                                                          Signing     in     the
                                                          capacities  listed  on
                                                          Schedule  "A" attached
                                                          hereto             and
                                                          incorporated herein by
                                                          reference.

                                   SCHEDULE A

HAROLD C. SIMMONS, in his individual capacity and as trustee of THE COMBINED MASTER RETIREMENT TRUST.


J. LANDIS MARTIN, as chairman of the board, chief executive officer and president of TREMONT CORPORATION.


STEVEN L. WATSON, as president or vice president of each of:

CONTRAN CORPORATION
DIXIE HOLDING COMPANY
DIXIE RICE AGRICULTURAL CORPORATION, INC.
HAROLD SIMMONS FOUNDATION, INC.
NATIONAL CITY LINES, INC.
NOA, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.

                                   Schedule B

         Schedule B is hereby amended and restated as follows:

         The names of the directors and executive officers of the Contran Corporation ("Contran"), Dixie Holding Company ("Dixie Holding"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Harold Simmons Foundation, Inc. (the "Foundation"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Tremont Corporation
("Tremont"),  Valhi Group,  Inc.  ("VGI") and Valhi,  Inc.  ("Valhi")  and their present principal occupations are set forth below. Except as otherwise indicated, each such person is a citizen of the United States of America and the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name                                                       Present Principal Occupation
------------------------------                             ---------------------------------
Susan E. Alderton (1)                                      Vice president and chief financial officer of NL
                                                           Industries, Inc. (the "Company"); and a director of
                                                           Tremont.

Eugene K. Anderson                                         Vice president of Contran, Dixie Holding,  Dixie
                                                           Rice, NOA,  National, Southwest,   VGI  and
                                                           Valhi;  and treasurer of the Foundation.

Richard J. Boushka (2)                                     Principal of Boushka Properties, a private investment
                                                           firm; and a director of Tremont.

F. Murlyn Broussard (3)                                    Treasurer of Southwest.

Norman S. Edelcup (4)                                      Senior vice president of Item Processing of America Inc.,
                                                           a processing service bureau; and a director of Valhi.

Lisa Simmons Epstein                                       Director and president of the Foundation.

Edward J. Hardin (5)                                       Partner of the law firm of Rogers & Hardin LLP; and a
                                                           director of Valhi and CompX International Inc., a
                                                           manufacturer of ergonomic computer support systems,
                                                           precision ball bearing slides and security products that
                                                           is affiliated with Valhi ("CompX").

J. Mark Hollingsworth                                      Vice president and general counsel of Contran, Dixie
                                                           Holding, Dixie Rice, NOA, National, Southwest, VGI and
                                                           Valhi; and general counsel of the Foundation, CompX and
                                                           The Combined Master Retirement Trust, a trust Valhi
                                                           established to permit the collective investment by master
                                                           trusts that maintain the assets of certain employee
                                                           benefit plans Valhi and related companies adopt (the
                                                           "CMRT").

Keith A. Johnson                                           Controller of the Foundation.

William J. Lindquist                                       Director and    senior    vice  president of Contran,
                                                           Dixie  Holding,  NOA,  National   and   VGI;
                                                           senior vice president of    Dixie     Rice,
                                                           Southwest and Valhi.

A. Andrew R. Louis                                         Secretary of Contran, CompX, Dixie Holding, Dixie Rice,
                                                           NOA, National, Southwest, VGI, and Valhi.

Kelly D. Luttmer                                           Tax director of Contran, CompX, Dixie Holding, Dixie
                                                           Rice, NOA, National, Southwest, VGI and Valhi.

J. Landis Martin (6)                                       President, chief executive officer and a director of the
                                                           Company; chairman of the board, president and chief
                                                           executive officer of Titanium Metals Corporation, a
                                                           producer of titanium metal products ("TIMET") that is
                                                           affiliated with Tremont; and chairman of the board,
                                                           president and chief executive officer of Tremont.

Andrew McCollam, Jr. (3)                                   President and a director of Southwest; director of Dixie
                                                           Rice; and a private investor.

Harold M. Mire (7)                                         Vice president of Dixie Rice and Southwest.

Robert E. Musgraves (6)                                    Executive vice president-legal and administration and
                                                           secretary of TIMET; and vice president, general counsel
                                                           and secretary of Tremont.

Bobby D. O'Brien                                           Vice president and treasurer of Contran, Dixie Holding,
                                                           Dixie Rice, NOA,  National, VGI  and  Valhi;  and
                                                           vice   president   of  Southwest.

Glenn R. Simmons                                           Vice chairman of the board of Contran, Dixie Holding,
                                                           NOA, National, VGI and Valhi; chairman of the board of
                                                           Keystone Consolidated Industries, Inc. ("Keystone"), a
                                                           manufacturer of steel rod, wire and wire products that is
                                                           affiliated with Contran; director and executive vice
                                                           president of Southwest and Dixie Rice; and a director of
                                                           the Company, CompX, TIMET and Tremont.

Harold C.  Simmons                                         Chairman of  the board and chief executive officer of Contran,
                                                           Dixie Holding,  Dixie Rice, the Foundation, NOA, National,
                                                           Southwest,   VGI  and Valhi;  chairman  of the board of  the
                                                           Company;  director of Tremont; and trustee  and member  of  the trust investment committee of the CMRT.

Richard A. Smith (7)                                       Director and president of Dixie Rice.

Thomas P. Stafford (8)                                     Co-founder of Stafford, Burke and Hecker, Inc., a
                                                           consulting company; director of the Company, TIMET and
                                                           Tremont; and a director of Allied-Signal, Inc., CMI
                                                           Corporation and Seagate Technologies, Inc.

Avy H. Stein (9)                                           Managing partner   of  Willis,  Stein &  Partners,  a
                                                           private  equity investment  firm; and  a  director of
                                                           Tremont.

Gregory M. Swalwell                                        Vice president and controller of Contran, Dixie Holding, NOA,
                                                           National,   VGI   and Valhi; vice president of  Dixie   Rice  and
                                                           Southwest.

J. Walter Tucker, Jr. (10)                                 President, treasurer and a director of Tucker & Branham,
                                                           Inc., a mortgage banking, insurance and real estate
                                                           company; vice chairman of the board of Keystone; a
                                                           director of Valhi; and a member of the trust investment
                                                           committee of the CMRT.

Mark A. Wallace (6)                                        Executive vice president and chief financial officer of
                                                           TIMET; and vice president, chief financial officer and
                                                           treasurer of Tremont.

Steven L.  Watson                                          Director and president of Contran, Dixie  Holding,  NOA,
                                                           National, VGI and Valhi; director and executive vice
                                                           president of Dixie Rice and Southwest; director, vice
                                                           president and secretary of the Foundation; and a
                                                           director of CompX, Keystone and TIMET.

----------

(1) The principal business address for Ms. Alderton is 70 East 55th Street, 8th Floor, New York, New York 10022. Ms. Alderton is a citizen of the United Kingdom.

(2) The principal business address for Mr. Boushka is 7701 East Kellogg, Suite 650, Wichita, Kansas 67207.

(3) The principal business address for Messrs. Broussard and McCollam is 402 Canal Street, Houma, Louisiana 70360.

(4) The principal business address for Mr. Edelcup is 5190 N.W. 167th Street, Suite 114, Miami, Florida 33014.

(5) The principal business address for Mr. Hardin is 229 Peachtree Street, N.E., Suite 2700, Atlanta, Georgia 30303.

(6) The principal business address for Messrs. Martin, Musgraves and Wallace is 1999 Broadway, Suite 4300, Denver, Colorado 80202.

(7) The principal business address for Messrs. Mire and Smith is 600 Pasquiere Street, Gueydan, Louisiana 70542-0010.

(8) The principal business address for Mr. Stafford is 1006 Cameron Street, Alexandria, Virginia 22314.

(9) The principal business address for Mr. Stein is 227 West Monroe St., Suite 4300, Chicago, Illinois 60606.

(10) The principal business address for Mr. Tucker is 400 E. Central Boulevard, Orlando, Florida 32801.